UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes          No     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish securities market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of inside information of 30 January, 2025, with CNMV registration number 2565, and having received the necessary clearance from the European Central Bank, BBVA hereby notifies the execution of a temporary own share buyback program in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (as amended, “MAR”) and with Commission Delegated Regulation (EU) No. 2016/1052, of 8 March 2016 (as amended, the “Delegated Regulation” and, together with the MAR, the “Regulations”) with a view to reducing the share capital of BBVA (the “Buyback Program”) and with the terms and conditions detailed below:

Purpose:	To reduce BBVA’s share capital by cancelling the shares acquired.

Maximum cash amount:	The maximum cash amount will be 993,000,000 euros.

Maximum number of shares:	The maximum number of BBVA shares to be acquired will be 555,385,663.

Start of the execution:	Execution will start on 31 October, 2025.

End of the execution:

The Buyback Program will end no later than February 18, 2026 and, in all cases, when the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend execution of the Buyback Program or end it early in the event of any circumstance that so advises or requires.

Furthermore, the Buyback Program will not be executed on 24 and 31 December, 2025, and these dates are excluded from the execution period for all purposes.

Trading venues:

Purchases shall be made on the Spanish electronic trading system – Continuous Market (the “Continuous Market”) and on the Cboe Europe, Turquoise Europe and Aquis Exchange trading platforms (the “Trading Venues” and each of them, a “Trading Venue”).

Manager:	The program will be executed externally through Citigroup Global Markets Europe AG (the “Manager”), which will decide independently of the Company on the timing of the purchases of BBVA shares.

Conditions of the	The Buyback Program will be executed pursuant to the

Buyback Program:

following conditions:

(i)  By purchasing on each Trading Day (i.e. on each day on which the Continuous Market is effectively operational for the trading of BBVA shares and that is not a Disrupted Day, as such term is defined below) the following number of shares on each of the Trading Venues (with no offsetting between them) (in each case, the “Daily Target Number of Shares” for the relevant Trading Venue):

(a)  1,046,867 BBVA shares on the Continuous Market;

(b)  574,219 BBVA shares on Cboe Europe;

(c)   74,309 BBVA shares on Turquoise Europe; and

(d)  178,549 BBVA shares on Aquis Exchange.

save in cases of force majeure or if the Manager is not able to purchase the Daily Target Number of Shares due to restrictions deriving from the provisions of article 3(2) of the Delegated Regulation; where this occurs, it will be duly communicated in the periodic communications made in accordance with the Regulations, stating the reason why the Daily Target Number of Shares envisaged in each case was not purchased.

For these purposes, “Disrupted Day” is understood to mean any trading session of the Trading Venues in which there is a significant disruption in the market or the market price of the BBVA shares (including if the market price falls below the par value during a substantial part of the session) or if the trading volume of the BBVA shares (excluding blocks, dark pools and opening and closing auctions) is less than 2.5 times the Daily Target Number of Shares on the relevant Trading Venue.

(ii)   The own shares will be purchased observing in all cases the conditions and the price and volume limits established in the Regulations.

In particular, it is placed on record that the Daily Target Number of Shares on each Trading Venue is less than 25% of the average daily trading volume of the BBVA shares (excluding block trades and dark pools) on the corresponding Trading Venue in the month preceding this disclosure (thus complying with the provisions of article 3(3)(a) of the Delegated Regulation).

The share purchase transactions performed, as well as the end or, as the case may be, the temporary suspension of execution of the Buyback Program, will be duly communicated in accordance with the Regulations.

Madrid, 30 October, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 30, 2025
By: /s/ José María Caballero Cobacho

Name: José María Caballero Cobacho

Title: Global ALM Director